Exhibit 99.1
The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 1114)
(1) REVISION OF CAPS FOR RELEVANT CONTINUING CONNECTED
TRANSACTIONS, (2) ADDITIONAL CONTINUING CONNECTED
TRANSACTIONS, (3) CONNECTED AND MAJOR TRANSACTION —
PROVISION OF FINANCIAL ASSISTANCE TO/BY CONNECTED PERSONS,
(4) INCREASE IN AUTHORISED SHARE CAPITAL AND
(5) AMENDMENT TO BYE-LAWS

Revision of Caps for the Relevant Continuing Connected Transactions
Reference is made to the Continuing Connected Transactions and the Caps which were approved by the Shareholders at the 2006 SGM. The Directors expected the actual monetary value of the following transactions carried out and to be carried out under the Continuing Connected Transactions for the financial year ending 31 December 2006 and/or one or both of the two financial years ending 31 December 2008 will exceed the relevant Caps:
—	purchases of materials and automotive components by each of Shenyang Automotive, Xing Yuan Dong, Dongxing, Ningbo Yuming and ChenFa from JinBei and its subsidiaries and associates (other than Shenyang Automotive);

—	purchases of materials and automotive components by each of ChenFa, Dongxing and Shenyang Brilliance Power from Shenyang Automotive;

—	sale of automobiles and automotive components by Shenyang Automotive to JinBei and its subsidiaries and associates (other than Shenyang Automotive); and

—	sale of materials and automotive components by each of Dongxing, Xing Yuan Dong, ChenFa and Shenyang Brilliance Power to Shenyang Automotive.
Particulars of the above Relevant Continuing Connected Transactions, including the expected monetary value of the transactions carried out and to be carried out in the financial year ending 31 December 2006 and the Revised Caps for one or both of the two financial years ending 31 December 2008 are set out in the paragraph headed “The Revised Caps” in this announcement.
Additional Continuing Connected Transactions
For the two financial years ending 31 December 2008, members of the Group will carry out the following Additional Continuing Connected Transactions:
—	purchases of materials and automotive components by Xing Yuan Dong and Shenyang Jindong from Shenyang Automotive;

—	sale of materials and automotive components by Shenyang Jindong to JinBei and its subsidiaries and associates (other than Shenyang Automotive); and

—	sale of materials and automotive components by Ningbo Ruixing, Shanghai

     Hidea, Mianyang Ruian and Shenyang Jindong to Shenyang Automotive.
Particulars of the Additional Continuing Connected Transactions and the New Caps are set out in the sub-paragraphs headed “The Additional Continuing Connected Transactions” and “The New Caps” in this announcement.
Financial assistance to/by connected persons
Shenyang Automotive and Xing Yuan Dong will provide cross guarantees to each other’s banking facilities in the amount of RMB1.5 billion and Xing Yuan Dong and JinBei will provide cross guarantees to each other’s banking facilities in the amount of RMB500 million for a period of one year commencing from 1 January 2007 to 31 December 2007.
Increase in authorised share capital and amendment to the Bye-Laws
The Board proposed to increase the authorised share capital of the Company from US$50,000,000 to US$80,000,000 by the creation of an additional 3,000,000,000 Shares of US$0.01 each.
The Board also proposed that subject to the approval of the Shareholders to be obtained at the Special General Meeting on the increase in authorised share capital of the Company from US$50,000,000 to US$80,000,000, the bye-law 6.(A) of the Bye-Laws of the Company be updated to reflect the increased authorised share capital of the Company.
General
Each of JinBei, its subsidiaries and associates (other than Shenyang Automotive) and Shenyang Automotive are connected persons of the Company within the meaning of the Listing Rules. Accordingly, the purchases of materials and automotive components, the sale of automobiles, materials and automotive components and the provision of financial assistance by/to the Group to/by JinBei, its subsidiaries and associates (other than Shenyang Automotive) and Shenyang Automotive constitute connected transactions under Chapter 14A of the Listing Rules. As the percentage ratios for the Financial Assistance is more than 25% but less than 100%, the Financial Assistance therefore also constitutes a major transaction under Chapter 14 of the Listing Rules.
An Independent Board Committee has been established to advise the Shareholders as to (i) the Revised Caps; (ii) the Additional Continuing Connected Transactions and the New Caps and (iii) the Financial Assistance.
An independent financial adviser will be appointed to advise the Independent Board Committee and the Shareholders in respect of the Revised Caps, the Additional Continuing Connected Transactions and the New Caps and the Financial Assistance. Given that no connected person which is a party to the Relevant Continuing Connected Transactions, the Additional Continuing Connected Transactions and Financial Assistance is a Shareholder, all Shareholders are eligible to vote on the ordinary resolutions to be proposed at the Special General Meeting in respect of the

Revised Caps, the Additional Continuing Connected Transactions and the New Caps and the Financial Assistance.
A circular containing, amongst other things, details of the Relevant Continuing Connected Transactions, the Revised Caps, the Additional Continuing Connected Transactions, the New Caps, the Financial Assistance and the proposed increase in authorised share capital and amendment to the Bye-Laws, letters from the Independent Board Committee and from the Independent Financial Adviser and a notice to Shareholders convening the Special General Meeting to approve (i) the Revised Caps; (ii) the Additional Continuing Connected Transactions and the New Caps; (iii) the Financial Assistance; (iv) the proposed increase in authorised share capital; and (v) the proposed amendment to the Bye-Laws, will be dispatched to Shareholders as soon as practicable.

I.	THE CONTINUING CONNECTED TRANSACTIONS

1.	The Continuing Connected Transactions
Reference is made to the Announcement and the circular issued by the Company dated 23 January 2006 in relation to, among others, the Continuing Connected Transactions and the Caps.
The Group is engaged in the manufacture and sale of minibuses and automotive components and sedans. During the course of its business, the Group acquires materials and automotive components from certain connected persons and sells automobiles, materials and automotive components to certain connected persons, on an ongoing basis.
At the 2006 SGM, the Shareholders approved the Continuing Connected Transactions and the Caps.
The Directors expected the actual monetary value of the Relevant Continuing Connected Transactions for the financial year ending 31 December 2006 and/or one or both of the two financial years ending 31 December 2008 will exceed the relevant Caps. As the Relevant Continuing Connected Transactions will be carried out under respective framework agreements entered into on 16 December 2005, no new agreements will be entered into for the Relevant Continuing Connected Transactions as a result of the Revised Caps.

2.	The Relevant Continuing Connected Transactions
The Relevant Continuing Connected Transactions have been and will be carried out for the three financial years ending 31 December 2008 pursuant to the principal terms of the framework agreements dated 16 December 2005. Particulars of the framework agreements for the Relevant Continuing Connected Transactions are set out in the sub-paragraphs A1 to A5, B1 to B3 and C1, C4 to C7 in the paragraph headed “The Continuing Connected Transactions” in the Announcement. Pursuant to the framework agreements, the Relevant Continuing Connected Transactions have been and will be carried out on terms which are no less favourable than the terms which can be obtained by the relevant members of the Group from independent third parties for products of comparable quality and quantity.
The following are the Relevant Continuing Connected Transactions and the actual value of the transactions entered into between the parties for the six months ended 30 June 2006:

		Actual amounts
		in RMB’000
		for the six months
	Relevant Continuing Connected Transaction	ended 30 June 2006

(a)	Purchases of materials and automotive components by members of the Group (including Shenyang Automotive) from JinBei and its subsidiaries and associates (other than Shenyang Automotive)
i	Purchases of materials and automotive components by Shenyang Automotive from JinBei and its subsidiaries and associates (other than Shenyang Automotive)	248,215

ii	Purchases of materials and automotive components by Xing Yuan Dong from JinBei and its subsidiaries and associates (other than Shenyang Automotive)	76,814

iii	Purchases of materials and automotive components by Dongxing from JinBei and its subsidiaries and associates (other than Shenyang Automotive)	9,554

iv	Purchases of materials and automotive components by Ningbo Yuming from JinBei and its subsidiaries and associates (other than Shenyang Automotive)	3,126

v	Purchases of materials and automotive components by ChenFa from JinBei and its subsidiaries and associates (other than Shenyang Automotive)	1,216

(b)	Purchases of materials and automotive components by members of the Group (other than Shenyang Automotive) from Shenyang Automotive
i	Purchases of materials and automotive components by ChenFa from Shenyang Automotive	39,345

ii	Purchases of materials and automotive components by Dongxing from Shenyang Automotive	20,325

iii	Purchases of materials and automotive components by Shenyang Brilliance Power from Shenyang Automotive	Nil

(c)	Sale of automobiles, materials and automotive components by members of the Group to connected persons

i	Sale of automobiles and automotive components by Shenyang Automotive to JinBei and its subsidiaries and associates (other than Shenyang Automotive)	39,724

ii	Sale of materials and automotive components by Dongxing to Shenyang Automotive	111,924

iii	Sale of materials and automotive components by Xing Yuan Dong to Shenyang Automotive	1,027,100

iv	Sale of materials and automotive components by ChenFa to Shenyang Automotive	372,497

v	Sale of materials and automotive components by Shenyang Brilliance Power to Shenyang Automotive	Nil
As at 30 June 2006, the monetary value of the transactions occurred between the parties in respect of the following Relevant Continuing Connected transactions have exceeded the Caps for the financial year ending 31 December 2006 as approved by the Shareholders at the 2006 SGM:

		Approved amounts	Actual amounts
		in RMB’000	in RMB’000
	Relevant Continuing	for the year ending	for the six months
	Connected Transactions	31 December 2006	ended 30 June 2006

(a)(i)	Purchases of materials and automotive components by Shenyang Automotive from JinBei and its subsidiaries and associates (other than Shenyang Automotive)	230,000	248,215

(a)(iii)	Purchases of materials and automotive components by Dongxing from JinBei and its subsidiaries and associates (other than Shenyang Automotive)	4,000	9,554

(a)(v)	Purchases of materials and automotive components by ChenFa from JinBei and its subsidiaries and associates (other than Shenyang Automotive)	500	1,216

(b)(i)	Purchases of materials and automotive components by ChenFa from Shenyang Automotive	25,000	39,345

At the time of the preparation of the 2006 Interim Results in the third quarter of 2006, it was brought to the attention of the Company that the monetary value of the transactions occurred between the parties in respect of Relevant Continuing Connected Transactions (a)(i), (a)(iii), (a)(v) and (b)(i) set out in the above table may exceed the Caps for the financial year ending 31 December 2006 as approved by the Shareholders at the 2006 SGM. Action was immediately taken after the finalization of 2006 Interim Results in late September 2006 to ascertain whether the Caps for the Continuing Connected Transactions for the financial year ending 31 December 2006 will be exceeded and to ensure compliance of the Caps, as well as to re-evaluate the sufficiency of the Caps for the two financial years ending 31 December 2008 in light of the actual monetary value of the transactions for the six months ended 30 June 2006 and the performance of the Company in 2006. Due to the volume of the transactions and the number of parties involved, a lengthy period was required to complete the review. Upon completion of the lengthy review process, it was then noted that for the reasons set out in the sub-paragraph headed “Basis of the Revised Caps and the New Caps” below, particularly the unforeseen significant increase in the demand for the new model of the sedans of the Group since the second quarter of 2006, the Caps for the Relevant Continuing Connected Transactions other than Relevant Continuing Connected Transactions (a)(ii), (b)(iii), (c)(iii) and (c)(v) have been or will be exceeded for the financial year ending 31 December 2006. The Company therefore took immediate action to remedy the situation.
Estimated amounts of the transactions in respect of the Relevant Continuing Connected Transactions for the year ending 31 December 2006 set out in the sub-paragraph headed “The Revised Caps” below are for information purposes and Shareholders’ approval will not be sought for the estimated amounts for the year ending 31 December 2006. Shareholders’ approval will be sought for the Revised Caps for the two financial years ending 31 December 2008 set out in the sub-paragraph headed “The Revised Caps” below at the Special General Meeting.

3.	The Additional Continuing Connected Transactions
The following are the principal terms of the framework agreements dated 15 December 2006 pursuant to which the Additional Continuing Connected Transactions will be carried out for the two financial years ending 31 December 2008.
(a)	Purchases of materials and automotive components by members of the Group (other than Shenyang Automotive) from Shenyang Automotive

(i)	Purchases of materials and automotive components by Xing Yuan Dong from Shenyang Automotive

Vendor	:	Shenyang Automotive, a 51% owned subsidiary of the Company

Purchaser	:	Xing Yuan Dong, a wholly-owned subsidiary of the Company

Agreement	:	On 15 December 2006, Shenyang Automotive and Xing Yuan Dong entered into a framework agreement in relation to the purchases of materials and automotive components by Xing Yuan Dong from Shenyang Automotive

Pricing policy	:	The materials and automotive components are to be provided to Xing Yuan Dong by Shenyang Automotive on terms which are no less favourable than the terms which can be obtained by Xing Yuan Dong from independent third parties for purchase of materials and automotive components of comparable quality and quantity. The price will be agreed upon between the parties for each transaction by reference to the aforementioned pricing policy through arm’s length negotiations
(ii)	Purchases of materials and automotive components by Shenyang Jindong from Shenyang Automotive

Vendor	:	Shenyang Automotive, a 51% owned subsidiary of the Company

Purchaser	:	Shenyang Jindong, a 75.50% owned subsidiary of the Company

Agreement	:	On 15 December 2006, Shenyang Automotive and Shenyang Jindong entered into a framework agreement in relation to the purchases of materials and automotive components by Shenyang Jindong from Shenyang Automotive

Pricing policy	:	The materials and automotive components are to be provided to Shenyang Jindong by Shenyang Automotive on terms which are no less favourable than the terms which can be obtained by Shenyang Jindong from independent third parties for purchase of materials and automotive components of comparable quality and quantity. The price will be agreed upon between the parties for each transaction by reference to the aforementioned pricing policy through arm’s length negotiations
(b)	Sale of materials and automotive components by members of the Group to connected persons

(i)	Sale of materials and automotive components by Shenyang Jindong to JinBei and its subsidiaries and associates (other than Shenyang Automotive)

Vendor	:	Shenyang Jindong, a 75.50% owned subsidiary of the Company

Purchaser	:	JinBei and its subsidiaries and associates (other than Shenyang Automotive), including but not limited to [Chinese Characters] (Tieling Brilliance Rubber Products

Company Limited*)

Agreement:	:	On 15 December 2006, Shenyang Jindong and JinBei entered into a framework agreement in relation to the sale of materials and automotive components by Shenyang Jindong to JinBei and its subsidiaries and associates (other than Shenyang Automotive)

Pricing policy	:	The materials and automotive components are to be provided to JinBei and its subsidiaries and associates (other than Shenyang Automotive) by Shenyang Jindong on terms which are no less favourable than the terms which can be obtained by Shenyang Jindong from independent third parties for sale of materials and automotive components of comparable quality and quantity. The price will be agreed upon between the parties for each transaction by reference to the aforementioned pricing policy through arm’s length negotiations
(ii)	Sale of materials and automotive components by Ningbo Ruixing to Shenyang Automotive

Vendor	:	Ningbo Ruixing, a wholly-owned subsidiary of the Company

Purchaser	:	Shenyang Automotive, a 51% owned subsidiary of the Company

Agreement:	:	On 15 December 2006, Ningbo Ruixing and Shenyang Automotive entered into a framework agreement in relation to the sale of materials and automotive components by Ningbo Ruixing to Shenyang Automotive

Pricing policy	:	The materials and automotive components are to be provided to Shenyang Automotive by Ningbo Ruixing on terms which are no less favourable than the terms which can be obtained by Ningbo Ruixing from independent third parties for sale of materials and automotive components of comparable quality and quantity. The price will be agreed upon between the parties for each transaction by reference to the aforementioned pricing policy through arm’s length negotiations
(iii)	Sale of materials and automotive components by Shanghai Hidea to Shenyang Automotive

*	for identification purposes only

Vendor	:	Shanghai Hidea, a 63.25% owned subsidiary of the Company

Purchaser	:	Shenyang Automotive, a 51% owned subsidiary of the Company

Agreement:	:	On 15 December 2006, Shanghai Hidea and Shenyang Automotive entered into a framework agreement in relation to the sale of materials and automotive components by Shanghai Hidea to Shenyang Automotive

Pricing policy	:	The materials and automotive components are to be provided to Shenyang Automotive by Shanghai Hidea on terms which are no less favourable than the terms which can be obtained by Shanghai Hidea from independent third parties for sale of materials and automotive components of comparable quality and quantity. The price will be agreed upon between the parties for each transaction by reference to the aforementioned pricing policy through arm’s length negotiations
(iv)	Sale of materials and automotive components by Mianyang Ruian to Shenyang Automotive

Vendor	:	Mianyang Ruian, a wholly-owned subsidiary of the Company

Purchaser	:	Shenyang Automotive, a 51% owned subsidiary of the Company

Agreement:	:	On 15 December 2006, Mianyang Ruian and Shenyang Automotive entered into a framework agreement in relation to the sale of materials and automotive components by Mianyang Ruian to Shenyang Automotive

Pricing policy	:	The materials and automotive components are to be provided to Shenyang Automotive by Mianyang Ruian on terms which are no less favourable than the terms which can be obtained by Mianyang Ruian from independent third parties for sale of materials and automotive components of comparable quality and quantity. The price will be agreed upon between the parties for each transaction by reference to the aforementioned pricing policy through arm’s length negotiations
(v)	Sale of materials and automotive components by Shenyang Jindong to Shenyang Automotive

Vendor	:	Shenyang Jindong, a 75.50% owned subsidiary of the Company

Purchaser	:	Shenyang Automotive, a 51% owned subsidiary of the Company

Agreement:	:	On 15 December 2006, Shenyang Jindong and Shenyang Automotive entered into a framework agreement in relation to the sale of materials and automotive components by Shenyang Jindong to Shenyang Automotive

Pricing policy	:	The materials and automotive components are to be provided to Shenyang Automotive by Shenyang Jindong on terms which are no less favourable than the terms which can be obtained by Shenyang Jindong from independent third parties for sale of materials and automotive components of comparable quality and quantity. The price will be agreed upon between the parties for each transaction by reference to the aforementioned pricing policy through arm’s length negotiations

II.	THE REVISED CAPS AND THE NEW CAPS

1.	The Caps
The following table sets out the Caps for the Relevant Continuing Connected Transactions as approved by the Shareholders at 2006 SGM:

			Approved amounts in
			RMB’000
	Relevant Continuing	Major type of	for the financial years ending
	Connected Transactions	products	31 December
			2006	2007	2008
(a)	Purchases of materials and automotive components by members of the Group (including Shenyang Automotive) from JinBei and its subsidiaries and associates (other than Shenyang Automotive)
i	Purchases of materials and automotive components by Shenyang Automotive from JinBei and its subsidiaries and associates (other than Shenyang Automotive)	Seats, steering systems, fuel pumps and driving shafts	230,000	280,000	350,000

ii	Purchases of materials and automotive components by Xing Yuan Dong from JinBei and its subsidiaries and associates (other than Shenyang Automotive)	Axles, torsion bars, gear boxes, seats and rubber products	280,000	300,000	330,000

iii	Purchases of materials and automotive	Rubber products	4,000	4,800	7,000

			Approved amounts in
			RMB’000
	Relevant Continuing	Major type of	for the financial years ending
	Connected Transactions	products	31 December
			2006	2007	2008
	components by Dongxing from JinBei and its subsidiaries and associates (other than Shenyang Automotive)

iv	Purchases of materials and automotive components by Ningbo Yuming from JinBei and its subsidiaries and associates (other than Shenyang Automotive)	Inside cutting, outside cutting and moulding	5,000	6,000	7,000

v	Purchases of materials and automotive components by ChenFa from JinBei and its subsidiaries and associates (other than Shenyang Automotive)	Driving shafts	500	600	700

(b)	Purchases of materials and automotive components by members of the Group (other than Shenyang Automotive) from Shenyang Automotive
i	Purchases of materials and automotive components by ChenFa from Shenyang Automotive	Gear boxes	25,000	25,000	25,000

ii	Purchases of materials and automotive components by Dongxing from Shenyang Automotive	Component parts for rear axles and steel panels	35,000	40,000	48,000

iii	Purchases of materials and automotive components by Shenyang Brilliance Power from Shenyang Automotive	Engine assembly and gear boxes	104,000	260,000	420,000

(c)	Sale of automobiles, materials and automotive components by members of the Group to connected persons
i	Sale of automobiles and automotive components by Shenyang Automotive to JinBei and its subsidiaries and associates (other than Shenyang Automotive)	Press parts	85,000	100,000	120,000

ii	Sale of materials and automotive components by Dongxing to Shenyang Automotive	Rear axles, press parts, welding parts, paints and special vehicle modification	150,000	160,000	170,000

iii	Sale of materials and automotive components by Xing Yuan Dong to Shenyang Automotive	Power trains, driving axle assembly, rear heaters and water tank assembly	2,600,000	2,800,000	3,600,000

iv	Sale of materials and automotive components by ChenFa to Shenyang Automotive	Power trains	560,000	610,000	720,000

v	Sale of materials and automotive components by Shenyang Brilliance Power to Shenyang Automotive	Power trains	106,000	265,000	424,000

2.	The Revised Caps
The following table sets out the proposed Revised Caps for the Relevant Continuing Connected Transactions:

			Revised estimated amounts in RMB’000
	Relevant Continuing	Major type of	for the financial years ending
	Connected Transactions	products	31 December
			2006 (Note 1)	2007	2008
(a)	Purchases of materials and automotive components by members of the Group (including Shenyang Automotive) from JinBei and its subsidiaries and associates (other than Shenyang Automotive)
i.	Purchases of materials and automotive components by Shenyang Automotive from JinBei and its subsidiaries and associates (other than Shenyang Automotive)	Seats, steering systems, fuel pumps and driving shafts	740,000	1,300,000	1,900,000

ii	Purchases of materials and automotive components by Xing Yuan Dong from JinBei and its subsidiaries and associates (other than Shenyang Automotive)	Axles, torsion bars, gear boxes, seats and rubber products	280,000 (Note 2)	320,000	420,000

iii	Purchases of materials and automotive components by Dongxing from JinBei and its subsidiaries and associates (other than Shenyang Automotive)	Rubber products	18,000	18,000	18,000

iv	Purchases of materials and automotive components by Ningbo Yuming from JinBei and its subsidiaries and associates (other than Shenyang Automotive)	Inside cutting, outside cutting and moulding	12,000	16,000	19,000

v	Purchases of materials and automotive components by ChenFa from JinBei and its subsidiaries and associates (other than Shenyang Automotive)	Driving shafts	3,600	5,600	6,900

(b)	Purchases of materials and automotive components by members of the Group (other than Shenyang Automotive) from Shenyang Automotive
i	Purchases of materials and automotive components by ChenFa from Shenyang Automotive	Gear boxes	83,000	83,000	83,000

ii	Purchases of materials and automotive components by Dongxing from Shenyang Automotive	Component parts for rear axles and steel panels	48,000	60,000	87,000

			Revised estimated amounts in RMB’000
	Relevant Continuing	Major type of	for the financial years ending
	Connected Transactions	products	31 December
			2006 (Note 1)	2007	2008
iii	Purchases of materials and automotive components by Shenyang Brilliance Power from Shenyang Automotive	Engine assembly and gear boxes	104,000 (Note 2)	880,000	1,130,000

(c)	Sale of automobiles, materials and automotive components by members of the Group to connected persons
i	Sale of automobiles and automotive components by Shenyang Automotive to JinBei and its subsidiaries and associates (other than Shenyang Automotive)	Press parts	162,000	280,000	387,000

ii	Sale of materials and automotive components by Dongxing to Shenyang Automotive	Rear axles, press parts, welding parts, paints and special vehicle modification	252,000	410,000	560,000

iii	Sale of materials and automotive components by Xing Yuan Dong to Shenyang Automotive	Power trains, driving axle assembly, rear heaters and water tank assembly	2,600,000 (Note 2)	3,800,000	5,200,000

iv	Sale of materials and automotive components by ChenFa to Shenyang Automotive	Power trains	1,200,000	1,900,000	2,400,000

v	Sale of materials and automotive components by Shenyang Brilliance Power to Shenyang Automotive	Power trains	106,000 (Note 2)	900,000	1,150,000

Notes:

1.	The amounts for the financial year ending 31 December 2006 are set out in the above table for information purposes.
2.	The caps for the Relevant Continuing Connected Transactions for the year ending 31 December 2006 remained the same as the amounts approved by the Shareholders at the 2006 SGM.

3.	The New Caps
The following table sets out the proposed annual caps for the Additional Continuing Connected Transactions for the two financial years ending 31 December 2008:

			Estimated amounts in
			RMB’000
	Additional Continuing	Major type of	for the financial years ending
	Connected Transaction	products	31 December
			2007	2008
(a)	Purchases of materials and automotive components by members of the Group (other than Shenyang Automotive) from Shenyang Automotive
i	Purchases of materials and automotive components by Xing	Engine assembly	350,000	530,000

			Estimated amounts in
			RMB’000
	Additional Continuing	Major type of	for the financial years ending
	Connected Transaction	products	31 December
			2007	2008
	Yuan Dong from Shenyang Automotive

ii	Purchases of materials and automotive components by Shenyang Jindong from Shenyang Automotive	Automotive fitting, including center control locks, gear oil, core of front heaters	1,500	1,700

(b)	Sale of materials and automotive components by members of the Group to connected persons
i	Sale of materials and automotive components by Shenyang Jindong to JinBei and its subsidiaries and associates (other than Shenyang Automotive)	Matching components including reinforcement panel of right hand side front wheel mudguide wing	1,100	1,100

ii	Sale of materials and automotive components by Ningbo Ruixing to Shenyang Automotive	Front axle, view mirror, suspension, carpet and roof pad	138,000	145,000

iii	Sale of materials and automotive components by Shanghai Hidea to Shenyang Automotive	Product design	6,700	7,300

iv	Sale of materials and automotive components by Mianyang Ruian to Shenyang Automotive	Cylinder heads of engines, camshafts	8,500	9,600

v	Sale of materials and automotive components by Shenyang Jindong to Shenyang Automotive	Matching components, including anti-impact beam sub-assembly of slide door, back-plate of anti-impact beam of slide door, mounting plate of antenna, anti-impact beam assembly of left hand side front door	43,000	47,000

4.	Basis of the Revised Caps and the New Caps
As stated in the circular issued by the Company dated 23 January 2006, in determining the value of the caps for the Relevant Continuing Connected Transactions for the three financial years ending 31 December 2008, the Board had taken into account the following factors:
—	the anticipated growth of the automobile industry in the PRC in the three financial years ending 31 December 2008, which will lead to an increase in demand for the existing models of minibuses and sedans manufactured by the Group;

—	the scheduled launch of new models of minibuses and sedans and new range of automobiles in the three financial years; and

—	the anticipated sales of minibuses and sedans in the three financial years, particularly the marketing strategy of the Group to increase its market share in the domestic sedan market in the PRC.
In addition to the abovementioned factors, the Directors have taken into account the following factors in arriving at the Revised Caps and the New Caps:
—	the substantial growth experienced in 2006 and the anticipated continuous growth of the automobile industry in the PRC in the two financial years ending 31 December 2008, which will lead to an increase in demand for products of the Group;

—	the favorable reception of the series of new models of Zhonghua sedans and Granse minibuses by the market has led to a substantial revision of the anticipated sales and accordingly the volume of materials and automotive components required to meet the expected demand. As stated in the 2006 Interim Report, Shenyang Automotive sold 37,571 minibuses and 19,398 Zhonghua sedans in the first half of 2006, representing an increase of 27.50% and 321.90% from the corresponding period in 2005, with the growth of Zhonghua sedans sales expected to further accelerate subsequent to the first half of 2006;

—	the continued launch of new models of Zhonghua sedans and minibuses in 2007 and 2008 will require new components which necessitate the entering into of the Additional Continuing Connected Transactions;

—	the intended increase in the export of minibuses and sedans to overseas markets such as Europe and Egypt in the financial years 2007 and 2008 which will lead to increase in the purchases and sales volume of materials and automotive components between the members of the Group and the connected parties;

—	changes in product mix in response to market demand resulted in changes in the types of materials and automotive components used and the monetary value of the purchases of such materials and automotive components from the connected parties (Relevant Continuing Connected Transaction (b)(i));

—	[Chinese Characters] (Shen Yang Saic Brilliance Automobile Transmission Co., Ltd.*), one of the suppliers of main decelerator assemblies became a member of the JinBei Group in December 2005. As the Caps were calculated by reference to historical information up to 30 June 2005, purchases from [Chinese Characters] (Shen Yang Saic Brilliance Automobile Transmission Co., Ltd.*) were not included in the Cap for

*	for identification purposes only

Relevant Continuing Connected Transaction (a)(iii). However, as a result of the said restructuring, the Revised Caps will include these purchases from [Chinese Characters] (Shen Yang Saic Brilliance Automobile Transmission Co., Ltd.*); and
—	as Shenyang Brilliance Power only commenced production in the second half of 2006, accordingly, the Caps for the Relevant Continuing Connected Transactions (b)(iii) and (c)(v) have to be revised. It is also anticipated that with the expected increase in sales of minibuses and sedans, the financial years 2007 and 2008 will experience a great rise in demand for the power trains produced by Shenyang Brilliance Power leading to a significant increase in the monetary value for the Revised Caps for the years ending 31 December 2007 and 2008.
III.	THE FINANCIAL ASSISTANCE
On 15 December 2006,
(a)	an agreement for the provision of cross guarantee in respect of banking facilities in the amount of RMB1.5 billion is entered into between Shenyang Automotive and Xing Yuan Dong; and

(b)	an agreement for provision of cross guarantee in respect of banking facilities in the amount of RMB500 million is entered into between Xing Yuan Dong and JinBei.
The banking facilities, that will be granted to each of Shenyang Automotive, Xing Yuan Dong and JinBei, will be for a term of one year commencing from 1 January 2007 to 31 December 2007. In the event of the cross guarantees are to be extended for more than one year along with the renewal of the banking facilities, the Company has to comply with all the relevant requirements under Chapter 14A of the Listing Rules. No fee is payable or charged and no securities will be taken or provided in relation to the provision of the cross guarantees.
Pursuant to such agreements, Shenyang Automotive and Xing Yuan Dong will provide cross guarantees to each other’s banking facilities in the amount of RMB1.5 billion and Xing Yuan Dong and JinBei will provide cross guarantees to each other’s banking facilities in the amount of RMB500 million.
Each of JinBei and Shenyang Automotive are connected persons of the Company. The provision of the cross guarantees between Shenyang Automotive and Xing Yuan Dong and the cross guarantees between Xing Yuan Dong and JinBei constitute connected transactions under Rule 14A.13(2)(a)(i), Rule 14A.13(b)(ii) and Rule 14A.14(3) of the Listing Rules and are subject to the reporting, announcement and independent shareholders’ approval requirements under Rule 14A.63 of the Listing Rules. As the percentage ratios for the Financial Assistance is more than 25% but less than 100%, the Financial Assistance also constitutes a major transaction under Chapter 14 of the Listing Rules and has to be subject to the approval of the Shareholders. Given that no connected person which is a party to the Financial Assistance is a Shareholder, all Shareholders are eligible to vote on the ordinary resolution to be proposed at the Special General Meeting in respect of the Financial Assistance.
IV.	REASONS FOR THE CONTINUING CONNECTED TRANSACTIONS, THE ADDITIONAL CONTINUING CONNECTED TRANSACTIONS AND THE FINANCIAL ASSISTANCE
Reasons for the Continuing Connected Transactions and the Additional Continuing Connected Transactions
The Group is engaged in the manufacture and sale of minibuses and automotive components and sedans. The manufacture and sale of minibuses and sedans by the Group is carried out by Shenyang Automotive, a 51% owned subsidiary of the Company. The other subsidiaries of the Company are mainly engaged in the manufacture and sale of automotive components in the PRC, and some of such automotive components are sold to Shenyang Automotive for use in its assembly process as an automobile manufacturer. The Continuing Connected Transactions and the Additional Continuing Connected Transactions are carried out in the ordinary and usual course of business of the Group.
The Group purchases raw materials and basic automotive components in its ordinary and usual course of business to be used in the manufacturing of automotive components and for processing into core automotive components for use in automobile manufacturing. The Group will purchase raw materials and automotive components from the JinBei Group and Shenyang Automotive where the price offered by such companies are more favourable than other suppliers in order to control the costs of production of automobiles produced by the Group.
In addition, the Group also purchases engines and other core automotive components from the connected persons so as to ensure the quality of the core automotive components, and also to ensure the technology used in the production of such core automotive components remained within the control of the Group. It is believed that control over such core automotive components will enable the Group to exercise more effective control over the quality of the automobiles produced by the Group.
As stated in the Announcement, the Continuing Connected Transactions are entered into to enable the Group (i) to have more control over quality and technology of automotive components used in its production; (ii) to purchase materials and automotive components from manufacturers within close proximity to the production facilities to reduce cost and to enhance competitiveness of the Group; and (iii) to centralize the purchases of materials and automotive parts to enjoy better pricing of bulk purchases.
As a result of the various changes in the market conditions explained in the sub-paragraph headed “Basis of the Revised Caps and the New Caps” above, particularly encouraging sales performance of the Group’s minibuses and Zhonghua sedans in the first half of 2006, which has recorded an increase of approximately 28% and 322%, respectively from the corresponding period in 2005, the Board considered it necessary to revise the Caps for the Relevant Continuing Connected Transactions.

In addition, the Group has plans to launch new models of its minibuses and Zhonghua sedans in 2007 and 2008 which will require new components and suppliers. Therefore, for the same underlying reasons for the Continuing Connected Transactions, it is beneficial for the Group to enter into the Additional Continuing Connected Transactions.
In the premises, the Directors (including the independent non-executive Directors) consider the Relevant Continuing Connected Transactions and the Additional Continuing Connected Transactions to be entered into in the ordinary and usual course of business and the terms of such transactions as governed by the framework agreements, the Revised Caps and the New Caps to be fair and reasonable in so far as the Shareholders are concerned.
Reasons for the Financial Assistance
With the tightening of the lending regulations of the banks in the PRC, it is becoming a common practice for banks in the PRC to request for either a guarantee or securities from a third party to secure banking facilities granted to borrowers. Shenyang Automotive is the subsidiary within the Group principally engaged in the manufacturing of automobiles and automotive components. Shenyang Automotive will utilize its banking facilities to finance the increase in demand for newly introduced model of sedans, the expansion of its production capacity in anticipation of the scheduled launch of new models of minibuses and sedans and the business strategy of increasing the market share of the Group in the domestic sedan market in the PRC.
JinBei’s banking facilities will be utilized by JinBei as working capital to improve the quality and volume of the automotive components currently produced by the JinBei Group and the expansion of its product range and production facilities. Since members of the JinBei Group are suppliers of the Group, the Directors believe that the Group will be able to benefit from the improved quality of the automotive components manufactured by the JinBei Group and with the anticipated launch of the new models of minibuses and sedans, the Group will also be able to benefit from the improvement in production facilities and increase in product range of the JinBei Group.
Xing Yuan Dong is one of the subsidiaries of Group engaged in the manufacturing of automotive components. Xing Yuan Dong’s banking facilities secured by the guarantees provided by JinBei and Shenyang Automotive will be utilized by Xing Yuan Dong to improve its production facilities in order to support the substantial increase in production volume and the future launch of new models of minibuses and sedans.
In the premises, the Directors consider the provision of the financial assistance to and from the connected persons of the Company to be in the interest of the Group and that the terms of the agreements in relation to the provision of the cross guarantees to be fair and reasonable in so far as the Shareholders are concerned.
V.	INCREASE IN AUTHORISED SHARE CAPITAL AND AMENDMENT TO BYE-LAWS

References is made to the announcement made by the Company dated 9 May 2006 and the circular issued by the Company dated 30 May 2006 in relation to the issue of the Convertible Bonds 2011 in an aggregate amount of approximately US$183 million by Brilliance China Finance Limited, a wholly-owned subsidiary of the Company.
It is one of the terms of the Convertible Bonds 2011 that the Conversion Price shall be adjusted on the First Reset Date and the Second Reset Date if the Average Market Price per Share for 20 consecutive days on which the Stock Exchange is open for trading immediately prior to the First Reset Date and the Second Reset Date is less than the conversion price on the relevant reset date, provided that the adjusted conversion price shall not be less than 68% and 75%, respectively, of the conversion price prevailing at the First Reset Date and the Second Reset Date. Based on the initial Conversion Price of HK$1.93 and the maximum reset rate, the lowest possible conversion price will be reset to HK$0.9843 and the maximum number of Shares to be issued by the Company upon full conversion of the Convertible Bonds 2011 at the lowest possible conversion price will be approximately 1,438,600,000 Shares.
As at the date of this announcement, the Company has an authorised share capital of US$50,000,000 divided into 5,000,000,000 Shares and a total of 3,668,390,900 Shares in issue. Taking into account approximately 1,438,600,000 Shares that may be issued upon full conversion of the Convertible Bonds 2011 at the lowest possible conversion price of HK$0.9843 per Share, the Company will have an issued share capital of about US$51,069,909. In the event of a full exercise of the conversion rights attaching to the outstanding Convertible Bonds 2011 at the lowest possible conversion price of HK$0.9843 per Share, the Company will not have sufficient authorised share capital for the issue and allotment of the additional Shares. As such, the Board proposed to increase the authorised share capital of the Company from US$50,000,000 to US$80,000,000 by the creation of an additional 3,000,000,000 Shares of US$0.01 each. The proposed increase of authorised share capital of the Company is subject to Shareholders’ approval by way of an ordinary resolution to be proposed at the Special General Meeting.
Subject to the approval of the increase in authorised share capital by the Shareholders, the Board proposed to amend bye-law 6.(A) of the Bye-Laws of the Company to reflect the increased authorised share capital of the Company. The proposed amendment to the Bye-Laws is subject to the approval of the Shareholders by way of a special resolution to be proposed at the Special General Meeting.
VI.	GENERAL
Each of JinBei, its subsidiaries and associates (other than Shenyang Automotive) and Shenyang Automotive are connected persons of the Company within the meaning of the Listing Rules. Accordingly, the purchases of materials and automotive components, the sale of automobiles, materials and automotive components and the provision of financial assistance by/to the Group to/by JinBei, its subsidiaries and associates (other than Shenyang Automotive) and Shenyang Automotive constitute connected transactions under Chapter 14A of the Listing Rules. The Financial Assistance also constitutes a major transaction under Chapter 14 of the Listing Rules.

An Independent Board Committee has been established to advise the Shareholders as to (i) the Revised Caps; (ii) the Additional Continuing Connected Transactions and the New Caps; and (iii) the Financial Assistance.
An independent financial adviser will be appointed to advise the Independent Board Committee and the Shareholders in respect of the Revised Caps, the Additional Continuing Connected Transactions and the New Caps and the Financial Assistance. Given that no connected person which is a party to the Relevant Continuing Connected Transactions, the Additional Continuing Connected Transactions and Financial Assistance is a Shareholder, all Shareholders are eligible to vote on the ordinary resolutions to be proposed at the Special General Meeting in respect of the Revised Caps, the Additional Connected Transactions and the New Caps and the Financial Assistance.
A circular containing, amongst other things, details of the Relevant Continuing Connected Transactions, the Revised Caps, the Additional Continuing Connected Transactions, the New Caps, the Financial Assistance and the proposed increase in authorised share capital and amendment to the Bye-Laws, letters from the Independent Board Committee and from the Independent Financial Adviser and a notice to Shareholders convening the Special General Meeting to approve (i) the Revised Caps; (ii) the Additional Continuing Connected Transactions and the New Caps; (iii) the Financial Assistance; (iv) the proposed increase in authorised share capital; and (v) the proposed amendment to the Bye-Laws will be dispatched to Shareholders as soon as practicable.

VII.	DEFINITIONS
In this announcement, unless otherwise defined, terms used herein shall have the following meanings:

“2006 Interim Report”	the unaudited consolidated interim financial statements of the Group for the six months ended 30 June 2006;

“2006 Interim Results”	the results of the Group for the six months ended 30 June 2006;

“2006 SGM”	a special general meeting held on 10 February 2006 to approve, among others, the Continuing Connected Transactions and the Caps;

“Additional Continuing Connected Transactions”	the transactions between members of the Group and the connected persons as set out in the sub- paragraph headed “The Continuing Connected Transactions — The Additional Continuing Connected Transactions” in this announcement;

“Announcement”	the announcement made by the Company dated 16 December 2005 in relation to, among others, the

Continuing Connected Transactions and the Caps;

“associates”	has the meaning ascribed thereto in the Listing Rules;

“Average Market Price”	the average of the closing price of the Shares on the Stock Exchange;

“Board”	the board of Directors;

“Bye-Laws”	the bye-laws of the Company;

“Caps”	the estimated annual monetary value of the Continuing Connected Transactions for the three financial years ending 31 December 2008 as set out in the sub-paragraph headed “The Caps — Proposed annual caps” in the Announcement and approved by the Shareholders at the 2006 SGM;

“ChenFa”	[Chinese Characters] (Shenyang ChenFa Automobile Component Co., Ltd.*), a wholly foreign owned enterprise established in the PRC on 19 June 2003 and a wholly-owned subsidiary of the Company. The principal activities of ChenFa are the development, manufacture and sale of power trains in the PRC;

“Company”	Brilliance China Automotive Holdings Limited, an exempted company incorporated in Bermuda with limited liability, whose securities are listed on the Stock Exchange and the New York Stock Exchange, Inc.;

“connected persons”	has the meaning ascribed thereto in the Listing Rules;

“Continuing Connected Transactions”	the transactions between members of the Group and the connected persons as set out in the paragraph headed “The Continuing Connected Transactions” in the Announcement;

“Conversion Price”	HK$1.93 per Share (subject to adjustment);

“Convertible Bonds 2011”	convertible bonds in an aggregate principal amount of approximately US$183 million issued by Brilliance China Finance Limited on 7 June 2006 and maturing on 7 June 2011;

“Directors”	the directors of the Company;

“Dongxing”	[Chinese Characters] (Shenyang Brilliance Dongxing Automotive Component Co., Ltd.*), a wholly foreign owned enterprise established in the PRC on 17 March 1999 and a wholly-owned subsidiary of the Company. The principal activities of Dongxing are the manufacture and trading of automotive components and remodelling minibuses and sedans in the PRC;

“Financial Assistance”	the financial assistance provided to/by the Group by/to connected persons as set out in the paragraph headed “The Financial Assistance” in this announcement;

“First Reset Date”	10 March 2007;

“Group”	the Company and its subsidiaries;

“Independent Board Committee”	the independent committee of Board, comprising of Mr. Xu Bingjin, Mr. Song Jian and Mr. Jiang Bo, all of whom are independent non-executive Directors, formed to advise the Shareholders as to (i) the Revised Caps; (ii) the Additional Continuing Connected Transactions and the New Caps; and (iii) the Financial Assistance;

“Independent Financial Adviser”	an independent financial adviser to be appointed for the purpose of advising the Independent Board Committee and the Shareholders as to (i) the Revised Caps; (ii) the Additional Continuing Connected Transactions and the New Caps; and (iii) the Financial Assistance;

“JinBei”	[Chinese Characters] (Shenyang JinBei Automotive Company Limited*), a company incorporated in the PRC on 14 May 1984 whose shares are listed on the Shanghai Stock Exchange and holder of the 49% equity interests in Shenyang Automotive;

“JinBei Group”	JinBei and its subsidiaries and associates, other than Shenyang Automotive;

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange;

“Mianyang Ruian”	[Chinese Characters] (Mianyang Brilliance Ruian Automotive Components Co., Ltd.*), a wholly foreign owned enterprise established in the PRC on 3 July 2000 and a wholly-owned subsidiary of the Company. The principal activities of Mianyang Ruian are manufacture and trading of automotive components;

“New Caps”	the estimated annual monetary value of the Additional Continuing Connected Transactions for the two financial years ending 31 December 2008 as set out in the sub-paragraph headed “The New Caps” in this announcement;

“Ningbo Ruixing”	[Chinese Characters] (Ningbo Brilliance Ruixing Auto Components Co., Ltd.*), a wholly foreign owned enterprise established in the PRC on 9 June 2000 and a wholly-owned subsidiary of the Company. The principal activities of Ningbo Ruixing are the manufacture and trading of automotive components;

“Ningbo Yuming”	[Chinese Characters] (Ningbo Yuming Machinery Industrial Co., Ltd.*), a wholly foreign owned joint venture established in the PRC on 14 August 1993. Ningbo Yuming is currently a wholly foreign owned enterprise in the PRC and a wholly owned subsidiary of the Company. The principal activities of Ningbo Yuming are the manufacture and sale of automotive components in the PRC;

“PRC”	The People’s Republic of China and for the sole purpose of this announcement shall exclude Hong Kong, Macau Special Administrative Region and Taiwan;

“RMB”	renminbi, the lawful currency of the PRC;

“Relevant Continuing Connected Transactions”	the transactions between members of the Group and the connected persons as set out in the paragraph headed “The Relevant Continuing Connected Transactions” in this announcement;

“Revised Caps”	the revised estimated annual monetary value of the Relevant Continuing Connected Transactions for the two financial years ending 31 December 2008 as set out in the sub-paragraph headed “The Revised Caps” in this announcement;

“Second Reset Date”	10 March 2008;

“Shanghai Hidea”	[Chinese Characters] (Shanghai Hidea Auto Design Co., Ltd.*), an equity joint venture enterprise established in the PRC on 16 April 2004 and in which the Company has an effective equity interests of 63.25%. The principal activities of Shanghai Hidea are design of automobiles;

“Shareholder(s)”	holder(s) of Shares of the Company;

“Shares”	shares of US$0.01 each of the Company;

“Shenyang Automotive”	[Chinese Characters] (Shenyang Brilliance JinBei Automobile Co., Ltd.), a sino-foreign equity joint venture established in the PRC on 19 July 1991 and whose equity interests are owned as to 51% by the Company and as to 49% by JinBei. The principal activities of Shenyang Automotive are the manufacture, assembly and sale of minibuses and sedans as well as automotive components in the PRC;

“Shenyang Brilliance Power”	[Chinese Characters] (Shenyang Brilliance Power Train Machinery Co., Ltd.), an equity joint venture established in the PRC on 13 December 2004 in which the Company has an effective equity interest of 75.01%. The principal activities of Shenyang Brilliance Power are the manufacture and sale of power trains in the PRC;

“Shenyang Jindong”	[Chinese Characters] (Shenyang Jindong Development Co., Ltd.*), an equity joint venture established in the PRC on 18 April 2002 in which the Company has an effective equity interest of 75.50%. The principal activities of Shenyang Jindong are trading of automotive components;

“Special General Meeting”	the special general meeting of the Company to be convened for the purpose of considering, and if thought fit, approving (i) the Revised Caps; (ii) the Additional Continuing Connected Transactions and the New Caps; (iii) the Financial Assistance; (iv) the proposed increased in authorised share capital; and (v) the proposed amendment to the Bye-Laws;

“Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“US$”	United States dollars, the lawful currency of the United States of America; and

“Xing Yuan Dong”	[Chinese Characters] (Shenyang XingYuanDong Automobile Component Co., Ltd.*), a wholly foreign owned enterprise established in the PRC on 12 October 1998 and a wholly-owned subsidiary of the Company. The principal activities of Xing Yuan Dong are the manufacture and trading of automotive components in the PRC.
As at the date of this announcement, the Board comprises five executive Directors, Mr. Wu Xiao An (also known as Mr. Ng Siu On) (Chairman), Mr. Qi Yumin (Chief Executive Officer), Mr. He Guohua, Mr. Wang Shiping and Mr. Lei Xiaoyang (Chief Financial Officer); and three independent non-executive Directors, Mr. Xu Bingjin, Mr. Song Jian and Mr. Jiang Bo.
By order of the Board
Brilliance China Automotive Holdings Limited
Wu Xiao An
(also known as Ng Siu On)
Chairman
Hong Kong, 15 December 2006
* for identification purposes only